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SEC FILE NUMER
8- 67828

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**
MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **View Partners Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Madison Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel	**(212) 897-1688**	**hspindel@integrated.solutions**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 23rd Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**100**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Ruslan Chilov _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>View Partners Capital LLC</u> as of <u>12/31/21</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Director
Title



Notary Public



11/19/2022

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

View Partners Capital LLC

Statement of Financial Condition
December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
View Partners Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of View Partners Capital LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

January 26, 2022

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

View Partners Capital LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	476,681
Equipment (less accumulated depreciation of $1,680)		3,360
Other assets		5,348
Total assets	$	485,389

Liabilities and Member's Equity

Accrued liabilities	$	1,096
Member's equity		484,293
Total liabilities and member's equity	$	485,389

The accompanying notes are an integral part of this financial statement.

View Partners Capital LLC

Notes to Financial Statement
December 31, 2021

1. **Nature of Operations**

   View Partners Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company engages in investment banking services, such as private placement of securities and merger and acquisition advisory services for corporate customers. The Company's sole member is View Partners LLC.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition

   The revenue recognition guidance of Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   The Company provides financing and mergers and acquisitions advisory services. Revenue from advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or when the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Additionally, revenue is recognized once the fee is determinable and collection of the related receivable is reasonably assured. If future collectability from a customer appears uncertain, previously received amounts will be recognized. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. The total advisory fees of $1,458,176 for the year ended December 31, 2021, were recognized at a point in time.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
At December 31, 2021, the Company had no receivables from customers. The Company may receive non-refundable advisory fees from customers that exceed revenue earned, resulting in contract liabilities.

The beginning and ending balances of accounts receivable, contract assets, and contract liabilities are presented below:

	Accounts Receivable	Contract Assets	Contract Liabilities
Balance, January 1, 2021	$ 12,000	$ -	$ 13,000
Balance, December 31, 2021	$ -	$ -	$ -

Revenue recognized during the period that was included in contract liabilities at the beginning of the period was $13,000.

Credit Losses
ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

2. **Summary of Significant Accounting Policies (continued)**

    Income Taxes
    The Company is a single member limited liability company and treated as a disregarded entity for income tax reporting purposes. As such, income or loss of the Company, in general, is allocated to the member for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state, or local income taxes.

    As of December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

    Translation of Foreign Currency
    Assets and liabilities expected to settle in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency translations and transactions are reflected in the statement of operations.

    Fixed Assets
    Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over their estimated useful lives of three years.

3. **Regulatory Requirements**

    The Company is subject to Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $475,585 which exceeded the required net capital by $470,585.

    The Company does not handle cash or securities of customers. Accordingly, it does not have any reserve requirements nor any obligation relating to possession or control with respect to SEC Rule 15c3-3.

4. **Commitments**

    The Company has a month-to-month lease with its landlord and occupies office space pursuant to a cancelable lease agreement. The lease may be cancelled if either party gives two month's written notice of its intent to terminate, otherwise it renews at a rate of $2,000 per month plus pro-rata building escalation charges.

5.   **Off-Balance Sheet Risk and Concentration of Credit Risk**

The Company maintains its cash balances at one financial institution, and at times, these balances could exceed federally insured limits.   The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.